March 6, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Claire Erlanger and Kevin Woody

Re:        Matthews International Corporation
Form 10-K for the Fiscal Year Ended September 30, 2024
Form 8-K furnished February 7, 2025
File No. 000-09115

Ladies and Gentlemen:

Matthews International Corporation (“Matthews” or the “Company”) is in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated February 24, 2025, with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year ended September 30, 2024 (the “Form 10-K”) and the above-referenced Current Report on Form 8-K furnished on February 7, 2025 (the “Form 8-K”).

For the Staff's convenience, the text of the Staff's comments are set forth below, followed by the Company's responses. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K and Form 8-K, as applicable. Page references in the text of our responses correspond to page numbers in the Form 10-K and Form 8-K, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

SEC Comment No. 1:

We note your presentation at the beginning of your Results of Operations section of MD&A which includes disclosure of revenue and adjusted EBITDA by segment.  We also note that this disclosure includes a consolidated Adjusted EBITDA measure, which is considered a non-GAAP financial measure when presented within MD&A. Please revise your disclosure to ensure that you present the most directly comparable GAAP measure, which would be net income, prior to the presentation of consolidated Adjusted EBITDA, a non-GAAP financial measure.  See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, it is the Company’s intent to consistently provide comparable GAAP financial measures with equal or greater prominence whenever non-GAAP financial measures are disclosed within its periodic filings with the SEC.

In past filings, the Company has included in its Management’s Discussion and Analysis (“MD&A”) a tabular disclosure to present adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for each reportable segment, as well as Corporate and Non-Operating adjusted EBITDA amounts, and a corresponding summation and presentation of Total adjusted EBITDA. Such disclosures also include a footnote to indicate that Total adjusted EBITDA is a non-GAAP financial measure, and provides reference to a subsequent section of the document which discusses non-GAAP financial measures, and provides a reconciliation of such amounts to the corresponding GAAP amounts.

In future filings, the Company will revise its disclosures to present the most directly comparable GAAP measure (i.e., net income) in the text immediately preceding the tabular disclosure of its MD&A to ensure equal or greater prominence as compared to the non-GAAP financial measure of Total adjusted EBITDA.

Comparison of Fiscal 2024 and Fiscal 2023, page 25

SEC Comment No. 2:

We note that your discussion of the changes in revenue and gross profit includes many factors that contributed to the change, but does not quantify or put in context the relative contribution of each factor.  For example, you state that the decrease in gross profit in fiscal 2024 reflected the impact of lower sales, lower margins on engineered products and cremation equipment, and higher material and labor costs. These decreases were partially offset by improved margins on warehouse automation solutions, product identification sales, and cylinder (packaging) products, and benefits from the realization of productivity improvements and other cost-reduction initiatives.  However, without quantification, it is hard for the reader to understand the relative contribution of each of those factors.  Please revise future filings to include quantification of any factors that materially contribute to a change in each significant income statement line item.

Response:

In accordance with Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Releases, the Company prepares its results of operations disclosures with the intent of providing the reader with a clear understanding of the significant items affecting its financial results. Consequently, it is the Company's intent that disclosures are constructed to focus on information that is material and necessary to provide an understanding of the business as a whole.

The Company provides quantitative disclosures of factors affecting its business results when it believes these amounts are material, can be determined with precision, and where quantification is necessary for the readers' understanding of significant trends or variances between periods. For example, the Company provided quantitative disclosures in its results of operations narrative related to the impacts of changes in foreign currency exchange rates on revenues, and the impact on gross profit of acquisition integration costs and other charges in connection with cost-reduction initiatives (page 25).

The Company also provides qualitative explanations of causal factors in order to further enhance the readers’ understanding of the business as a whole. For example, in its explanation of Industrial Technologies segment sales for fiscal 2024 compared to fiscal 2023, the Company referenced slower market conditions for the warehouse automation business, and customer delays impacting the timing of projects within the energy storage business. While the Company is able to identify these factors as having a known impact on sales, the Company is unable, with sufficient precision and objectivity, to quantify these factors. In these instances, the Company provides qualitative explanations to the reader, but does not provide an estimate of the quantitative impact, so as to not potentially misinform the reader, or provide disclosures that could be potentially misleading. In situations where the Company provides qualitative disclosures of factors affecting financial results, terms are typically used to express the relative prominence of such factors. For example, the Company frequently utilized terms such as “primarily,” “principally,” or “partially offset by” to convey the cause of changes from period to period. The use of these terms further assists the reader in understanding a variance between two periods.

In future filings, the Company will apply the requirements of Item 303 of Regulation S-K and related guidance, and will include disclosures to provide a quantification of the significant causes of increases or decreases in revenue, gross profit, and other significant income statement line items, when causal factors can be determined with reasonable accuracy.

Audited Financial Statements
Consolidated Statements of Income (Loss), page 44

SEC Comment No. 3:

We note from your disclosure on page 53 that Revenue from products or services provided to customers over time accounted for approximately 18%, 15%, and 12% of revenue for the years ended September 30, 2024, 2023, and 2022, respectively. In light of this recent increase in revenue recognized over time, please tell us the percentage of revenue generated from services versus products. If the amount is over 10%, please revise future filings to separately disclose revenue related to products and services on the face of the income statement. See Rule 5-03(b)(1) of Regulation S-X.

Response:

In preparing its financial statements, the Company considered the requirements of Rule 5-03(b)(1) of Regulation S-X regarding disclosures of revenue components exceeding 10% of sales. The Company’s revenues are predominantly generated from sales of products, and only a very minor amount of revenues are related to distinct service offerings (e.g., extended warranty and service contracts). Revenue recognized over time relates to sales of certain engineering equipment, mausoleum construction projects, cremation and incineration equipment, and product identification and warehouse automation projects. These projects almost entirely represent sales of products, and not service offerings. Consequently, revenue from services was not material as a percent of consolidated sales for the year ended September 30, 2024, or any other periods presented within the Form 10-K.

In future filings, the Company will remove references to “services” within its Revenue Recognition footnote to the extent “services” are not material in the period presented, in an effort to de-emphasize “services” since service revenue is not currently a significant component of the Company’s consolidated sales.

Notes to the Audited Financial Statements
General, page 48

SEC Comment No. 4:

We note from your disclosures in MD&A and in the reconciliation of Adjusted EBITDA in Note 21, that it appears that in 2024 you incurred $45.7 million for exit and disposal activities.  However, the notes to the financial statements do not appear to include any disclosures related to this restructuring or exit or disposal cost obligations.  Please revise future filings to include the disclosures required by ASC 420-10-50-1.

Response:

In preparing its financial statement disclosures, the Company considered the requirements of ASC 420-10-50-1 regarding exit and disposal activities. In fiscal 2024, the Company incurred charges for exit and disposal activities totaling $45.7 million, which primarily represented severance and other employee termination costs. The Company provided narrative disclosures regarding these activities within Note 21. Segment Information to further enhance the readers’ understanding of the financial impacts of these exit and disposal activities. Given the nature of these items (primarily severance and other employee termination costs) and the short-term duration of time until settlement of the corresponding liabilities, the disclosures were limited to providing the expense amounts included in each line item of the income statement, and the accrued severance and other employee termination benefit amounts presented on the balance sheet as of fiscal year end (page 74). The Company also provided disclosures of various charges/items incurred in each fiscal year by reportable segment.

In future filings, the Company will provide additional disclosures as required by ASC 420-10-50-1 for periods where there are significant charges or activities related to exit and disposal activities. Specifically, the Company will expand its existing disclosures to include a description of the exit or disposal activity, and for each major type of exit cost, the Company will provide the total amount of charges expected to be incurred for the activity, a reconciliation of the beginning and ending liability balances, and the cumulative amount incurred to date by reportable segment.

Note 19. Commitments and Contingent Liabilities, page 71

SEC Comment No. 5:

We note your disclosure on page 71 of the current litigation with Tesla.  As this appears to be an unrecognized loss contingency under the guidance in ASC 450, please revise future filings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  See guidance in ASC 450-10-50-4.

Response:

In preparing its financial statement disclosures, the Company considered the requirements of ASC 450-20-50-4 regarding loss contingencies. The Company included disclosures within Note 19. Commitments and Contingent Liabilities to describe a legal matter involving Tesla, Inc. These disclosures were designed to provide a description of the claims originally made by Tesla, Inc. in the United States District Court for the Northern District of California, and to provide the reader with an understanding of the current status of this matter. Such disclosures also stated, “The Company maintains the claims vaguely stated in the complaint are without merit and intends to vigorously defend itself against the allegations.” The Company did not specifically provide disclosures of the estimated possible losses related to this matter within its footnotes since the Company considered the claims to be completely without merit and, in addition, Tesla, Inc. had insufficiently pled the complaint, withholding any meaningful specificity such that the Company could not reasonably assess the potential liability. The Company did include additional disclosures within Item 3. Legal Proceedings stating, “The Company currently does not expect this matter will have a material adverse effect on Matthews’ financial condition, results of operations or cash flows.”

In future filings, the Company will include additional disclosures within its financial statement footnotes to provide an estimate of the possible loss or range of loss related to this matter, or a statement that such an estimate cannot be made at the time of filing given the continued lack of specificity in the applicable pleadings and/or proceedings.

Note 21. Segment Information, page 72

SEC Comment No. 6:

We note your disclosure that the Memorialization segment consists primarily of bronze and granite memorials and other memorialization products, caskets, cremation related products, and cremation and incineration equipment primarily for the cemetery and funeral home industries. The Industrial Technologies segment includes the design, manufacturing, service and sales of high-tech custom energy storage solutions; product identification and warehouse automation technologies and solutions, including order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products; and coating and converting lines for the packaging, pharma, foil, décor and tissue industries. The SGK Brand Solutions segment consists of brand management, pre-media services, printing plates and cylinders, imaging services, digital asset management, merchandising display systems, and marketing and design services primarily for the consumer goods and retail industries.  Please tell us your consideration for disclosing revenues from external customers for each product and service or each group of similar products and services.  See guidance in ASC 280-10-50-40.

Response:

In preparing its segment financial statement disclosures, the Company considered the requirements of ASC 280-10-50-40 which states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

The Company acknowledges that extensive product offering information is provided within Note 21. Segment Information of the Company’s financial statements. This information is presented in order to provide the reader with a comprehensive understanding of the breadth of the Company's capabilities and product offerings. Nevertheless, the Company's existing reportable segments are currently aligned with its major product categories. The Company's Memorialization segment is a provider of products to funeral service providers. Memorialization products primarily consist of memorials, caskets, and cremation equipment. Many of the Company's customers in this segment offer a full suite of death-care services for their clients, and as such, sell all of the major products offered by the Memorialization segment. The SGK Brand Solutions segment provides comprehensive brand design, pre-media and brand management offerings, primarily servicing the consumer packaged goods and retail industries. Customers of this segment frequently purchase a full suite of brand products under billing arrangements that are often not allocated by each item. The Industrial Technologies segment primarily sells marking and coding equipment and consumables, automation products and order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products, as well as other specialized engineered products. Industrial Technologies segment customers are principally manufacturers, suppliers and distributors of a wide variety of goods, and typically purchase multiple products offered by the segment.

Given that many of the Company's customers purchase a wide range of products within each of the Company's respective segments, and view these product offerings as a group of similar products within each reportable segment, the Company believes that this is an indication that the existing reportable segments provide an appropriate grouping of major product categories. Consequently, the Company believes its disclosure of revenues by reportable segment satisfies the requirement of ASC 280-10-50-40, which specifically requires disclosure of revenues from external customers for each group of similar products and services. However, the Company will continue to re-evaluate the requirements of ASC 280-10-50-40 to ensure ongoing compliance as its businesses and customers evolve over time.

Form 8-K furnished on February 7, 2025

Exhibit 99.1 Earnings Release, page 8

SEC Comment No. 7:

We note your disclosure on page 8 of the reconciliation of Adjusted EBITDA to net income.  We also note that the bottom of the reconciliation includes disclosure of Adjusted EBITDA margin without the most comparable GAAP measure, which would be net income margin.  Please revise future filings accordingly.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, it is the Company’s intent to consistently provide comparable GAAP financial measures with equal or greater prominence whenever non-GAAP financial measures are disclosed within its earnings press releases.

In future earnings press releases, whenever Total adjusted EBITDA margin is presented, the Company will include the measure of net income margin as its corresponding GAAP measure, with equal or greater prominence.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filings, and the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

/s/Steven F. Nicola
Steven F. Nicola
Chief Financial Officer